glanbia

02 JUL 25 AM 10:36

Glanbia plc
Glanbia House
Kilkenny
Ireland

Telephone +353 56 72200
Facsimile +353 56 72222
www.glanbia.com

By DHL

23 July 2002

02042871

United States Securities and Exchange Commission,
Washington D.C. 20549
United States of America.

Issuer: Glanbia plc
File No. 82-4734

SUPPL

PROCESSED
AUG 01 2002
THOMSON
FINANCIAL

Dear Sirs,

Further to our last submission by letter dated 9 April 2002, I now enclose herewith for your kind attention all information required by Rule 12g3 2(b) for the period 1 April 2002 to 22 July 2002.

I trust this meets with your requirements and I should be pleased to provide with any further information that you may require.

I should be further obliged if you would kindly acknowledge receipt of the enclosed documents at your convenience.

Yours faithfully,

Susan Brennan

Susan Brennan

Senior Executive
Group Secretariat

Encls.

dlw 7/29

Registered Office:
Glanbia House, Kilkenny, Ireland.
Registered in Dublin, Ireland.
Number 129933

GLANBIA plc

02 JUL 25 AM 10:35

DOCUMENTS - COMPANIES REGISTRATION OFFICE (DUBLIN)

PERIOD FROM 1 April 2002 to 22 July 2002

File No. 82/4734

Document	Effective Date	Entity requiring item
1. Form G1 (16) Special Resolutions	22nd May 2002	Section 141 of the Companies Act 1963
2. Form G2 (16A) Ordinary Resolutions	22nd May 2002	Section 141 of the Companies Act 1963
3. Form B73 (A) Nomination of a new Annual Return Date to replace Initial Annual Return Date	6th June 2002	Section 127 (11) Companies Act 1963 (inserted by section 60 Company Law Enforcement Act 2001)
4. Form B1 Annual Return	6th June 2002	Companies Act 1963 to 2001
5. Form B10 Change in Directors – Appointment of Mr. Jerry Liston as director	10th June 2002	Companies Act 1963 to 2001

COMPANIES REGISTRATION OFFICE

Special Resolution

Companies Acts, 1963 to 2001

Registration fee stamp to be affixed above

This form must be typewritten

Section 141 of the Companies Act 1963

Company No.

129933

Form No.

G1 (16)

Company name

GLANBIA plc

At an Annual General Meeting of the members of the said Company, duly convened and held at the Newpark Hotel, Kilkenny

On the 22nd Day of May 2002

The following THREE Special Resolutions were duly passed :

Special Resolution 1:

"That the Directors of the Company are hereby empowered, pursuant to Section 24(1) of the Companies (Amendment) Act, 1983, to allot equity securities (as defined by Section 23 of that Act) for cash pursuant to the authority conferred by the ordinary resolution of the Company passed as Resolution 5 in the notice of this meeting as if Section 23(1) of that Act did not apply to any such allotment, provided that this power shall be limited to:

(i) the allotment of equity securities in connection with any rights issue in favour of ordinary shareholders (other than those holders with registered addresses outside the State to whom an offer would, in the opinion of the Directors, be impractical or unlawful in any jurisdiction) and/or any person having a right to subscribe for or convert securities into ordinary shares in the capital of the Company (including without limitation any holders of options under any of the Company's share option schemes for the time being in force) where the equity securities respectively attributable to the interests of such ordinary shareholders or such persons are proportionate (as nearly as may be) to the respective numbers of ordinary shares held by them or for which they are entitled to subscribe or convert into and subject to such exclusions or other arrangements as the Directors may deem necessary or expedient to deal with regulatory requirements, legal or practical problems in respect of overseas shareholders, fractional elements or otherwise; and

(ii) the allotment of equity securities (other than pursuant to any such issue as aforesaid) up to a maximum aggregate nominal value of €809,148.96 being equivalent to

approximately 4.6% of the aggregate nominal value of the issued ordinary share capital of the Company for the time being

Provided that

(a) the power hereby conferred shall expire at the close of business on the earlier of the date on which the annual general meeting of the Company is held in the year 2003 and the date which is fifteen months after the date on which this resolution is passed or deemed to have been passed, unless and to the extent that such authority is renewed, revoked or extended prior to such date; and

(b) the Company may make before such expiry an offer or agreement which would or might require equity securities to be allotted after such expiry and the Directors may allot equity securities in pursuance of such an offer or agreement notwithstanding that the power hereby conferred has expired; and

(c) any power conferred on the Directors to allot equity securities in accordance with Section 24(1)(a) of that Act which is in force immediately before this resolution is passed or deemed to be passed is hereby revoked."

Special Resolution 2:

"That the Company and/or any of its subsidiaries (as defined by Section 155 of the Companies Act, 1963) be and are hereby generally authorised to make market purchases (as defined in Section 212 of the Companies Act, 1990) of shares of any class in the Company ("the Shares") on such terms and conditions and in such manner as the Directors may from time to time determine but subject, however, to the provisions of the Companies Act, 1990 and to the following restrictions and provisions:

(a) the maximum number of Shares authorised to be acquired pursuant to the terms of this resolution shall be such number of Shares whose aggregate nominal value shall equal 10 per cent of the aggregate nominal value of the issued share capital of the Company as at the close of business on the date of the passing of this resolution;

(b) the minimum price, which may be paid for any Share, shall be the nominal value of the Share;

(c) the maximum price which may be paid for any Share (a "Relevant Share") shall be an amount equal to 105% of the average of the five amounts resulting from determining whichever of the following ((i), (ii) or (iii) specified below) in relation to the Shares of the same class as the Relevant Share shall be appropriate for each of the five business days immediately preceding the day on which the Relevant Share is purchased, as determined from the information published in The Irish Stock Exchange Limited Daily Official List reporting the business done on each of those five business days;

(i) if there shall be more than one dealing reported for the day, the average of the prices at which such dealings took place; or

(ii) if there shall be only one dealing reported for the day, the price at which such dealing took place; or

(iii) if there shall not be any dealing reported for the day, the average of the high and low market guide prices for that day;

and if there shall be only a high (but not a low) or a low (but not a high) market guide price reported, or if there shall not be any market guide price reported, for any particular

day then that day shall not count as one of the said five business days for the purposes of determining the maximum price. If the means of providing the foregoing information as to dealings and prices by reference to which the maximum price is to be determined is altered or is replaced by some other means, then a maximum price shall be determined on the basis of the equivalent information published by the relevant authority in relation to dealings on The Irish Stock Exchange Limited or its equivalent;

(d) if the London Stock Exchange Limited is prescribed as a recognised stock exchange for the purposes of Section 212 of the Companies Act, 1990, then, with effect from the close of business on the day on which the London Stock Exchange Limited is so prescribed, the authority conferred by this resolution shall include authority to make market purchases of Shares on the London Stock Exchange Limited, provided that (A) any such purchase shall be subject to any requirements of the laws of the United Kingdom of Great Britain and Northern Ireland as shall apply thereto and (B) the maximum price which may be paid for any Shares so purchased shall be determined in accordance with paragraph (c) of this resolution but deleting from that paragraph the reference to The Irish Stock Exchange Limited Daily Official List and inserting instead reference to the Daily Official List of the London Stock Exchange Limited and deleting from that paragraph sub-paragraph (iii) thereof and the words appearing after sub-paragraph (iii) and forming the rest of the first sentence of paragraph (c) and inserting instead the following :

"(iii) if there shall not be any dealing reported for the day, the average of the prices quoted under the heading "Quotation" in respect of that share for that day, and if there shall not be any Quotation reported for any particular day then that day shall not count as one of the said five business days for the purposes of determining the maximum price."

and deleting from the last line thereof the reference to The Irish Stock Exchange Limited and inserting instead reference to the London Stock Exchange Limited.

The authority hereby conferred shall expire at the close of business on the earlier of the date on which the next annual general meeting of the Company is held in the year 2003 and the date which is fifteen months after the date on which this resolution is passed or deemed to have been passed, unless and to the extent that such authority is previously varied, revoked or renewed in accordance with the provisions of Section 215 of the Companies Act, 1990. The Company or any such subsidiary may enter before such expiry into a contract for the purchase of Shares which would or might be wholly or partly executed after such expiry and may complete any such contract as if the authority conferred hereby had not expired."

Special Resolution 3:

"That for the purposes of Section 209 of the Companies Act, 1990 the re-issue price range at which any treasury shares (as defined by the said Section 209) for the time being held by the Company may be re-issued off-market shall be as follows:

(a) the maximum price at which a treasury share may be re-issued off-market shall be an amount equal to 120% of the Appropriate Price; and

(b) the minimum price at which a treasury share may be re-issued off-market shall be an amount equal to 95% of the Appropriate Price;

For the purposes of this resolution the expression "Appropriate Price" shall mean the average of the five amounts resulting from determining whichever of the following ((i), (ii) or (iii) specified below) in relation to shares of the class of which such treasury shares to be re-issued shall be appropriate in respect of each of the five business days immediately preceding the day on which the treasury share is re-issued, as determined from information published in The Irish Stock

Exchange Limited Daily Official List reporting the business done on each of these five business days:

(i) if there shall be more than one dealing reported for the day, the average of the prices at which such dealings took place; or

(ii) if there shall be only one dealing reported for the day, the price at which such dealing took place; or

(iii) if there shall not be any dealing reported for the day, the average of the high and low market guide prices for the day;

and if there shall be only a high (but not a low) or a low (but not a high) market guide price reported, or if there shall not be any market guide price reported, for any particular day, then that day shall not count as one of the said five business days for the purposes of determining the Appropriate Price. If the means of providing the foregoing information as to dealings and prices by reference to which the Appropriate Price shall be determined is altered or is replaced by some other means, then the Appropriate Price shall be determined on the basis of the equivalent information published by the relevant authority in relation to dealings on The Irish Stock Exchange Limited or its equivalent.

The authority hereby conferred shall expire at the close of business on the earlier of the date on which the next annual general meeting of the Company is held in the year 2003 and the date which is fifteen months after the date on which this resolution is passed or deemed to have been passed, unless and to the extent that such authority is previously varied or renewed in accordance with the provisions of Section 209 of the Companies Act, 1990."

I hereby certify that the above particulars are correct.

SIGNATURE [signature] Date: 27 May 2002

NAME Siobhán Talbot
Company Secretary

Presenter's Name:
Group Secretariat Department

Address:
Glanbia plc,
Glanbia House,
Kilkenny.

Telephone Number:
056/72200

Reference: JJR

02 JUL 25 AM 10: 36

COMPANIES REGISTRATION OFFICE

Ordinary Resolution

Companies Acts, 1963 to 2001

Registration fee stamp to be affixed above

This form must be typewritten

Section 141 of the Companies Act 1963

Company No.

129933

Form No.

G2
(16 A)

Company name

GLANBIA plc

At an Annual General Meeting of the members of the said Company, duly convened and held at the Newpark Hotel, Kilkenny

On the 22nd Day of May 2002

The following THREE Ordinary Resolutions were duly passed:

Ordinary Resolution 1:

"That the Directors be and are hereby unconditionally authorised to exercise all the powers of the Company to allot relevant securities (within the meaning of Section 20 of the Companies (Amendment) Act, 1983) up to an aggregate nominal amount not exceeding the present authorised unissued capital of the Company provided that this authority shall expire at the close of business on 21 May 2007 unless previously renewed, varied or revoked by the Company provided however that the Company may before such expiry make an offer or agreement which would or might require relevant securities to be allotted after such expiry and the Directors may allot relevant securities in pursuance of such offer or agreement as if the authority hereby conferred had not expired and provided further that any power conferred on the Directors to allot relevant securities (as so defined) which is in force immediately before this meeting at which this resolution is passed or deemed to be passed is hereby revoked."

Ordinary Resolution 2:

"Approval be and is hereby given to the adoption by the Company of a new long term incentive plan in accordance with the provisions of a document entitled "Glanbia plc 2002 Long Term Incentive Plan" (the "Scheme") which document has been available for inspection prior to the Meeting and that the Directors be and are hereby authorised to take all such actions with reference to the Scheme as may be necessary to ensure the adoption and operation of the Scheme."

Ordinary Resolution 3:

"Approval be and is hereby given to the adoption by the Company of a new employee savings related share option scheme (the "Sharesave Scheme") and a new Employees Share Trust in accordance with the provisions of a document entitled "Glanbia plc Employee Savings Related Share Option Scheme" and a deed for the Glanbia plc Employee Share Trust which document and deed have been available for inspection prior to the Meeting and that the Directors be and are hereby authorised to take all such action with reference to the Sharesave Scheme and the Employees Share Trust as may be necessary to ensure the adoption and operation of the Sharesave Scheme and the Employees Share Trust.".

I hereby certify that the above particulars are correct.

SIGNATURE [signature] Date: 27 May 2002

NAME Siobhán Talbot

Company Secretary

Presenter's Name:

Group Secretariat Department

Address:

Glanbia plc,

Glanbia House,

Kilkenny.

Telephone Number:
056/72200

Reference: JJR

Companies Registration Office

Nomination of a New Annual Return Date to Replace Initial Annual Return Date

Section 127(11) Companies Act 1963 (inserted by section 60 Company Law Enforcement Act 2001)
Companies (Form and Content of Documents Delivered to the Registrar) Regulations 2002

This form must be filed together with an annual return and shall be delivered to the Registrar not later than 28 days after the company's initial annual return date. It is not necessary to annex accounts to the annual return. Only companies incorporated prior to 1 March 2002 may use this form.

CRO receipt date stamp

REC. No. 923627
SUB. No. 3164754
DATE 02 July 2002

Companies Acts, 1963 to 2001

Document 3

B73(a)

Company Number
1 2 9 9 3 3

Please complete using black typescript or BOLD CAPITALS, referring to explanatory notes

Company Name *in full*: GLANBIA plc

being a company incorporated prior to 1 March 2002, hereby nominates to the Registrar of Companies, pursuant to section 127(11)(a)(ii) Companies Act 1963, a new annual return date. *note one*

	Day	Month	Year
That New Annual Return Date shall be	20	09	2002

being a date not later than six months after the company's first annual return date after 1 March 2002. *note two*

	Day	Month	Year
This form is filed together with the annual return made up to	06	06	2002

being the company's initial annual return date. *note two*

Signature [signature]
note three SIOBHÁN TALBOT

☐ Director ☑ Secretary

Presenter Details

Name	GROUP SECRETARIAT DEPARTMENT		
Address	GLANBIA plc		
	GLANBIA HOUSE, KILKENNY		
Dx Number		Dx Exchange	
Telephone Number	056-72200	Fax Number	
Email		Reference Number	JJR

Document 4

Companies Registration Office

Annual Return

Sections 125, 127, 128 Companies Act, 1963
Section 7 Companies (Amendment) Act 1986
Section 26 Electoral Act 1997
Sections 43, 44 Companies (Amendment) (No 2) Act 1999
Section 107 Company Law Enforcement Act 2001
Companies (Form and Content of Documents Delivered to the Registrar) Regulations 2002

CRO receipt date stamp

REC. No. 923627
SUB. No. 3164752
DATE 02-07-02

Companies Acts, 1963 to 2001

B1

Company Number

1	2	9	9	3	3

Please complete using black typescript or BOLD CAPITALS, referring to explanatory notes

Company Name *in full*: Glanbia plc

Return made up to *note one*: Day 06 Month 06 Year 2002

Financial Year *note two*: From Day 31 Month 12 Year 2000 To Day 29 Month 12 Year 2001

02 JUL 23

Registered Office *note three*: Glanbia House, Kilkenny

Other Addresses *note four*

Address	Register(s)/documents held at this address
Computershare Investor Services (Ireland) Limited, Heron House, Corrig Road, Sandyford Industrial Estate, Dublin 18	Register of Members

Secretary

Surname *note five*	Talbot
Former Surname *note five*	
Forename *note five*	Hannah Josephine (known as Siobhan)
Former Forename *note five*	
Residential Address *note five*	Owning, Piltown, Co Kilkenny

Donations for Political Purposes *note six*

Name of person or political party to whom donation was made	Value of donation € / _
Not Applicable	Nil

Presenter Details

Name	Group Secretariat Department		
Address	Glanbia plc, Glanbia House, Kilkenny		
DX Number		DX Exchange	
Telephone Number	056-72200	Fax Number	
Email		Reference Number	JJR

Authorised share capital *note seven*

Total

€/_ 18,360,000

made up as follows:

Class	Number of shares	Value per share €/__
ORDINARY	306,000,000	0.06

Issued share capital

Total

€/_ 17,550,851

made up as follows:

Paid up on shares issued for cash	€/_ 10,525,264
Considered paid on other shares	€/_ 7,025,582
Total standing to credit of Capital Conversion Reserve Fund *note eight*	€/_ 1,019,969
Total calls unpaid	€/_ —
Total not yet called	€/_ —

Shares issued

Consideration – all cash

Class	Number of shares	Total premium paid €/__	Total amount paid €/_
ORDINARY	175,421,151	83,121,447	93,646,716
Totals	175,421,151 (A)		93,646,716

Consideration – not all cash

Class	Number of shares	Total premium considered paid €/__	Total amount considered paid €/__
ORDINARY	117,093,033	356,292,768	363,318,350
Totals	117,093,033 (B)		363,318,350

Total number of shares issued (A) plus (B): 292,514,184

This total must agree with the total number of shares held by existing members as stated in the **List of past and present members** section of the return.

Other share/ debenture details

note nine

NOT APPLICABLE

List of Past and Present Members

Persons holding shares on [ ] the 14th day after the annual general meeting or [X] the date to which the annual return has been made up for 20 02 (insert year) and of persons who have held shares therein at any time since the date of the last return, or in the case of the first return, the date of the incorporation of the company. *note ten*

notes five and eleven

	Name and Address	Share Class	Numbers Held *note twelve*	Number Transferred and Date *note thirteen*	Particulars of Transferee *note thirteen*
Folio No.	List Ord.Shareholders Attached	€0.06 ORDINARY	292,514,184		
Folio No.					
Folio No.					
Folio No.					
Folio No.					
Folio No.					
Folio No.					
Folio No.					
Folio No.					
Folio No.					
Folio No.					

Total number held: 292,514,184

The total number of shares held must agree with the total number of issued shares given in the **Shares Issued** section (total of **(A)** plus **(B)**).

Directors (including shadow directors)

Surname *note five*	Callaghan	Former Surname *note five*	
Forename *note five*	John Edward	Former Forename *note five*	
Date of Birth (Day / Month / Year)	06 / 08 / 1942	Irish Resident *note fourteen*	X
Residential Address *note five*	Park House, Killiney Heath, Killiney, Co Dublin		

Business Occupation	Chartered Accountant	Nationality	Irish		
Other Directorships — Company *note fifteen*	See attached schedule	Registered at *note sixteen*		Company Number	

Surname *note five*	Corbally	Former Surname *note five*	
Forename *note five*	Henry Vincent	Former Forename *note five*	
Date of Birth (Day / Month / Year)	11 / 07 / 1954	Irish Resident *note fourteen*	X
Residential Address *note five*	Keenaghan, Kilmainhamwood, Kells, Co Meath		

Business Occupation	Farmer	Nationality	Irish		
Other Directorships — Company *note fifteen*	See attached schedule	Registered at *note sixteen*		Company Number	

Surname *note five*	Corcoran	Former Surname *note five*	
Forename *note five*	Thomas Patrick	Former Forename *note five*	
Date of Birth (Day / Month / Year)	08 / 08 / 1939	Irish Resident *note fourteen*	X
Residential Address *note five*	Bohadoon, Dungarvan, Co Waterford		

Business Occupation	Farmer	Nationality	Irish		
Other Directorships — Company *note fifteen*	See attached schedule	Registered at *note sixteen*		Company Number	

Continued on next page

Directors *(including shadow directors*

	Surname	Former Surname *note five*
note five	Fitzpatrick	
	Forename	**Former Forename** *note five*
note five	Edward Patrick	
Date of Birth	Day 05 Month 03 Year 1948	Irish Resident *note fourteen* X
Residential Address *note five*	Knockmoylan, Mullinavat, Co Kilkenny	

Business Occupation	Farmer	Nationality	Irish	
	Company *note fifteen*	Registered at *note sixteen*		Company Number
Other Directorships	See attached schedule			

	Surname	Former Surname *note five*
note five	Gilsenan	
	Forename	**Former Forename** *note five*
note five	James Anthony	
Date of Birth	Day 14 Month 06 Year 1959	Irish Resident *note fourteen* X
Residential Address *note five*	Drogheda Road, Collon, Co Louth	

Business Occupation	Farmer	Nationality	Irish	
	Company *note fifteen*	Registered at *note sixteen*		Company Number
Other Directorships	See attached schedule			

	Surname	Former Surname *note five*
note five	Heffernan	
	Forename	**Former Forename** *note five*
note five	Thomas Patrick	
Date of Birth	Day 07 Month 08 Year 1955	Irish Resident *note fourteen* X
Residential Address *note five*	Kearney Bay, Glenmore, Co Kilkenny	

Business Occupation	Farmer	Nationality	Irish	
	Company *note fifteen*	Registered at *note sixteen*		Company Number
Other Directorships	See attached schedule			

Continued on next page

Directors *(including shadow directors)*

note five	Surname: Herlihy	Former Surname *note five*:	
note five	Forename: Liam	Former Forename *note five*:	
Date of Birth	Day 23 Month 11 Year 1951	Irish Resident *note fourteen*: X	
Residential Address *note five*	Headborough, Knockanore, Tallow, Co Waterford		
Business Occupation	Farmer	Nationality: Irish	
Other Directorships	Company *note fifteen*: See attached schedule	Registered at *note sixteen*:	Company Number:

note five	Surname: Hill	Former Surname *note five*:	
note five	Forename: Christopher Leslie	Former Forename *note five*:	
Date of Birth	Day 27 Month 03 Year 1958	Irish Resident *note fourteen*: X	
Residential Address *note five*	Johnstown House, Arklow, Co Wicklow		
Business Occupation	Farmer	Nationality: Irish	
Other Directorships	Company *note fifteen*: See attached schedule	Registered at *note sixteen*:	Company Number:

note five	Surname: Meagher	Former Surname *note five*:	
note five	Forename: Geoffrey Joseph	Former Forename *note five*:	
Date of Birth	Day 25 Month 08 Year 1949	Irish Resident *note fourteen*: X	
Residential Address *note five*	Slievenamon, Granges Road, Kilkenny		
Business Occupation	Group Financial Director	Nationality: Irish	
Other Directorships	Company *note fifteen*: See attached schedule	Registered at *note sixteen*:	Company Number:

Continued on next page

Directors (including shadow directors)

Surname (note five)	Miller	Former Surname (note five)	
Forename (note five)	John James	Former Forename (note five)	
Date of Birth (Day / Month / Year)	26 / 06 / 1940	Irish Resident (note fourteen)	X
Residential Address (note five)	Boleybeg, Abbeyleix, Co Laois		
Business Occupation	Farmer	Nationality	Irish
Other Directorships — Company (note fifteen)	See attached schedule	Registered at (note sixteen) / Company Number	

Surname (note five)	Moloney	Former Surname (note five)	
Forename (note five)	John Joseph	Former Forename (note five)	
Date of Birth (Day / Month / Year)	03 / 11 / 1954	Irish Resident (note fourteen)	X
Residential Address (note five)	8 Ashcroft, Abbeyside, Dungarvan, Co Waterford		
Business Occupation	Group Managing Director	Nationality	Irish
Other Directorships — Company (note fifteen)	See attached schedule	Registered at (note sixteen) / Company Number	

Surname (note five)	Murphy	Former Surname (note five)	
Forename (note five)	William Gerard	Former Forename (note five)	
Date of Birth (Day / Month / Year)	02 / 06 / 1945	Irish Resident (note fourteen)	X
Residential Address (note five)	Wetlands , Callan Road, Kilkenny		
Business Occupation	Deputy Group Managing Director	Nationality	Irish
Other Directorships — Company (note fifteen)	See attached schedule	Registered at (note sixteen) / Company Number	

Continued on next page

Directors (including shadow directors)

note five	Surname: Parsons		Former Surname *note five*:	
note five	Forename: Michael		Former Forename *note five*:	
Date of Birth	Day 03 Month 02 Year 1950		Irish Resident *note fourteen*	X
Residential Address *note five*	Outrath, Kilkenny			
Business Occupation	Farmer		Nationality	Irish
Other Directorships	Company *note fifteen*: See attached schedule		Registered at *note sixteen*:	Company Number:

note five	Surname: Power		Former Surname *note five*:	
note five	Forename: Eamon Marian		Former Forename *note five*:	
Date of Birth	Day 07 Month 09 Year 1954		Irish Resident *note fourteen*	X
Residential Address *note five*	Corse House, Fethard-on-Sea, New Ross, Co Wexford			
Business Occupation	Farmer		Nationality	Irish
Other Directorships	Company *note fifteen*: See attached schedule		Registered at *note sixteen*:	Company Number:

note five	Surname: Quigley		Former Surname *note five*:	
note five	Forename: Frank		Former Forename *note five*:	
Date of Birth	Day 03 Month 09 Year 1942		Irish Resident *note fourteen*	X
Residential Address *note five*	Feddans, Carrick-on-Suir, Co Waterford			
Business Occupation	Farmer		Nationality	Irish
Other Directorships	Company *note fifteen*: See attached schedule		Registered at *note sixteen*:	Company Number:

Continued on next page

Directors (including shadow directors)

Surname *note five*	Quinlan	Former Surname *note five*	
Forename *note five*	John Francis Victor	Former Forename *note five*	
Date of Birth (Day / Month / Year)	08 / 05 / 1945	Irish Resident *note fourteen*	X
Residential Address *note five*	Baptistgrange, Lisronagh, Clonmel, Co Tipperary		
Business Occupation	Farmer	Nationality	Irish

	Company *note fifteen*	Registered at *note sixteen*	Company Number
Other Directorships	See attached schedule		

Surname *note five*	Stanley	Former Surname *note five*	
Forename *note five*	George Eric	Former Forename *note five*	
Date of Birth (Day / Month / Year)	10 / 07 / 1944	Irish Resident *note fourteen*	X
Residential Address *note five*	Woodville, Shinrone, Co Offaly		
Business Occupation	Farmer	Nationality	Irish

	Company *note fifteen*	Registered at *note sixteen*	Company Number
Other Directorships	See attached schedule		

Surname *note five*	Walsh	Former Surname *note five*	
Forename *note five*	Michael Joseph	Former Forename *note five*	
Date of Birth (Day / Month / Year)	30 / 12 / 1942	Irish Resident *note fourteen*	X
Residential Address *note five*	Coolroe, Graiguenamanagh, Co Kilkenny		
Business Occupation	Farmer	Nationality	Irish

	Company *note fifteen*	Registered at *note sixteen*	Company Number
Other Directorships	See attached schedule		

Certification

note seventeen

We hereby certify that (i) this form has been completed in accordance with the Notes on completion of Form B1, (ii) contains the particulars in respect of the company as at the date to which the return is made up and that (iii)

The company is not a private company. ✓

The company is a private company and has not since the date of the last annual return (or the date of incorporation if this is the first return) issued any invitation to the public to subscribe for any shares or debentures in the company. ☐

The company is a private company with more than 50 members. The excess of the number of members over 50 consisting wholly of persons who, under section 33(1)(b) of the Companies Act 1963, are not included in reckoning the number of 50. ☐

Signed [signature] Director [signature] Secretary

NOTES ON COMPLETION OF FORM B1

These notes should be read in conjunction with the relevant legislation.

General This form must be completed in full and in accordance with the following notes. Where "not applicable", "nil" or "none" is appropriate, please state. Where €/__ appear, please delete as appropriate. Where /_ applies, give the relevant currency, if not euro. Where the space provided on Form B1 is considered inadequate, the information should be presented on a continuation sheet in the same format as the relevant section in the form. The use of a continuation sheet must be so indicated in the relevant section.

note one *Returns made up to a date on or after 1 March 2002:* Pursuant to section 127 Companies Act 1963 (inserted by section 60 Company Law Enforcement Act 2001), the annual return of a company must be made up to a date not later than its annual return date (ARD). The return must be filed with the Registrar within 28 days of the company's ARD, or, where the return has been made up to a date earlier than the company's ARD, within 28 days of that earlier date. Section 127 sets out the manner in which a company's ARD is determined and in which same may be altered. There are severe penalties for late filing of the annual return. *Returns made up to a date prior to 1 March 2002:* If this form is being used to file such a return, the return ought to be made up to the date which is 14 days after the company's AGM for the year in question and delivered to the CRO within 60 days of the AGM. All other notes are also applicable to such returns. The late filing penalty will be charged in respect of any such return which is delivered more than 77 days after the date to which it has been made up.

note two Give the date of the commencement and completion of the financial year covered by the accounts presented or to be presented to the AGM of the company for that year. Pursuant to section 7(1A) Companies (Amendment) Act 1986 (inserted by section 64 Company Law Enforcement Act 2001), the accounts must be made up to a date not earlier by more than nine months than the date to which the annual return is made up. In the case of the first annual return since the company's incorporation, the period since incorporation is required to be covered by the accounts. In any other case, the accounts are required to cover the period since the last set of accounts filed with the CRO.
Certain unlimited companies **are** required to prepare accounts and annex them to Form B1: Unlimited companies and partnerships where **all** the members, who **do not** have a limit on their liabilities, are companies limited by shares or guarantee, or their equivalent if not covered by the laws of the State, or a combination of these undertakings; unlimited companies and partnerships where **all** the members, who **do not** have a limit on their liabilities, are themselves unlimited companies or partnerships of the type aforementioned that are governed by the laws of the State or equivalent bodies governed by the laws of an EU Member State or combinations of these undertakings. Unlimited companies which do not come under either of these categories do not have to file accounts nor do they have to give details of their financial year.

note three Give the address at the date of this return. Any change of registered office **must** be notified to the CRO on Form B2.

note four If not kept at the registered office, state the address(es) where the register of members, register of debenture holders, and register of directors' and secretary's interests in shares and debentures of the company are kept, and where copies of directors' service contracts/memoranda of same (if applicable) are retained.

note five Insert the full name (initials will not suffice) and usual residential address. Any former forename and surname must also be stated. This does not include (a) in the case of a person usually known by a title different from his surname, the name by which he was known previous to the adoption of or succession to the title; or (b) in the case of any person, a former forename or surname where that name or surname was changed or disused before the person bearing the name attained age 18 years or has been changed or disused for a period of not less than 20 years; or (c) in the case of a married woman, the name or surname by which she was known prior to the marriage. Where the secretary is a firm, the corporate name and registered address of the firm must be stated.

note six Section 26 Electoral Act 1997 requires details of contributions for political purposes, in excess of € 5,079 **in the aggregate**, to any political party, member of the Dáil or Seanad, MEP or candidate in any Dáil, Seanad or European election, made by the company in the year to which the annual return relates, to be declared in the annual return and directors' report of the company in respect of that year. The particulars must be sufficient to identify the value of each such donation and the person to whom the donation was made. A wide definition of donation is set out in section 22/section 46 of the 1997 Act and includes services supplied without charge, a donation of property or goods, or the free use of same.

note seven Where a company has converted any of its shares into stock, then, where appropriate, the references to shares shall be taken as references to stock and references to number of shares shall be taken as references to amount of stock. The second page does **not** apply to a guarantee company without a share capital.

note eight Insert, where applicable. (If share capital has been renominalised pursuant to section 26 Economic and Monetary Union Act 1998 and there has been a decrease in the whole or part of the authorised and issued share capital or in a class of shares as a result of the renominalisation (section 26(4)(a).)

note nine Details of shares forfeited, shares/debentures issued at a discount, or on which a commission was paid including share class, number of shares and amounts in each case.

note ten Tick the appropriate box (see ***note one*** above). A full list is required with all returns. However, this requirement does not apply to a guarantee company without a share capital. Where joint shareholders exist, name either all joint shareholders or the first shareholder and "Another".

note eleven Where there are more than eight shareholders, the list should be given on a continuation sheet in alphabetical order.

note twelve Give the total number of shares held by each member.

note thirteen Applicable to private companies only. Furnish particulars of shares transferred, the date of registration of each transfer and the number of shares transferred on each date since the date of the last return, or in the case of the first return, of the incorporation of the company, by persons who are still members and persons who have ceased to be members.

note fourteen With effect from 18 April 2001, every company must have at least one Irish resident director **or** a Bond or certificate in place pursuant to sections 43(3) and 44 Companies (Amendment)(No.2) Act 1999. Place a tick in the box if the director is resident in the State in accordance with section 43 of the 1999 Act as defined by section 44(8) and (9). If no director is so resident, a valid Bond or certificate must be furnished with the annual return, unless same has already been delivered to the CRO on behalf of the company. (Please note that "Irish resident" means resident in the Republic of Ireland.) See CRO Information Leaflet 17.

note fifteen Company name and number of other bodies corporate, whether incorporated in the State or elsewhere, except for bodies (a) of

continue overleaf

(note fifteen) continued ... which the person has not been a director at any time during the past 10 years; (b) of which the company is (or was at the relevant time) a wholly owned subsidiary; or (c) which are (or were at the relevant time) wholly owned subsidiaries of the company. Pursuant to section 45(1) Companies (Amendment)(No.2) Act 1999, a person shall not at a particular time be a director of more than 25 companies. However, under section 45(3), certain directorships are not reckoned for the purposes of section 45(1).

note sixteen Place of incorporation if outside the State.

note seventeen Tick the relevant box(es).

Checklist of documents annexed

Balance Sheet S128 Companies Act 1963 (CA 63); S7 & S18 Companies (Amendment) Act 1986 (CAA 86)	☐
Profit and Loss Account S7 and S18 CAA 86	☐
Notes to the Accounts Schedule of CAA 86 (refer specifically to section 12 for notes required in the case of small/medium sized businesses)	☐
Directors' Report S128 CA 63; S7 & S18 CAA 86	☐
Auditor's Report S128 CA 63; S7 & S18 CAA 86	☐
Overall Certification The Acts require that the balance sheet, profit and loss account, directors' report and auditor's report be certified by both director and secretary to be a true copy as laid or to be laid before the A.G.M. or sent to the sole member in accordance with the single member private limited company regulations. In the case of full accounts, an overall certification will be sufficient.	☐
Guarantee by parent undertaking of the liabilities of subsidiary undertaking S17 CAA 86 as amended	☐
Declaration of consent by shareholders of subsidiary to exemption S17 CAA 86 as amended	☐
Notification to shareholders of Guarantee S17 CAA 86 as amended	☐
Note stating company has availed of exemptions in section 17 Companies (Amendment) Act 1986, as amended	☐
Accounting documents	
Reg 39 E.C. (Companies: Group Accounts) Regulations 1992	☐
Reg 7 E.C. (Credit Institutions: Accounts) Regulations 1992	☐
Reg 7 E.C. (Accounts) Regulations 1993	☐
Regs 5, 17 E.C. (Insurance Undertakings: Accounts) Regulations 1996	☐
Section 43 Bond/Section 44 Certificate See note fourteen overleaf.	☐
Form B73 or Form B73(a) Nomination of a new annual return date	☑

Further information

Professional advice If you have a problem completing this annual return, and in particular are unclear of the requirements pertaining to a company's annual return date, you should consult your professional adviser.

Change in details Where applicable, the particulars given on Form B1 must accord with the particulars contained in the documentation already delivered to the CRO. You may only change such details by sending one or more of the following forms:

B2	Notice of change in the situation of the registered office
B3	Notice of the places where the register of members, register of debenture holders, directors' service contracts/memoranda are kept
B4/G1	Notice of increase in nominal capital
B5	Return of allotments (increase in issued share capital)
B10	Notice of change of directors or secretaries or in their particulars

CRO address When you have completed and signed the form, please send with the prescribed fee to the Registrar of Companies at:
Parnell House, 14 Parnell Square, Dublin 1
DX 145001 Parnell House

Please *carefully* study the explanatory notes overleaf. A Form B1 that is not completed correctly or is not accompanied by the correct documents or fee is liable to be rejected and returned to the presenter by the CRO pursuant to section 107 Company Law Enforcement Act 2001. Unless the document, duly corrected, is relodged in the CRO within 14 days, it will be deemed to have never been delivered to the CRO.

FURTHER INFORMATION ON COMPLETION OF FORM B1 IS AVAILABLE FROM www.cro.ie
OR BY EMAIL info@cro.ie

Other Directorships

Company Number 129933

Form B1 Continuation sheet

Director's Name John Edward Callaghan

Other directorships

Company Name *note fifteen*	Registered at *note sixteen*	Company Number	Resigned
BUPA Re	Ireland	220633	
Cara Group Limited	Ireland	215789	01/07/1998
Dublin Chamber of Commerce	Ireland	588	23/03/1999
Esat Digiphone Limited	Ireland	234895	10/04/2000
Esat Telecom Group plc	Ireland	249281	10/04/2000
Esat Telecommunications (UK) Limited	UK	3271439	10/04/2000
Esat Telecommunications Limited	Ireland	141524	10/04/2000
Ferndale Film Productions Limited	Ireland	220982	12/08/1999
First Active plc	Ireland	292890	
Fyffes plc	Ireland	73342	31/08/1993
Prudential Europe Management Services Limited	Ireland	209958	21/05/2001
Rabobank Ireland plc	Ireland	213349	
Rye Valley Foods Limited	Ireland	115669	17/07/1998
SALI Management Services Limited	Ireland	217330	21/05/2001
Scottish Amicable International Asurance plc	Ireland	209956	21/05/2001
Signal-Iduna Prudential International Assurance Limited	Ireland	303995	21/05/2001
The Governor and Company of the Bank of Ireland	Ireland	C 1	07/06/1993
The Institute of Directors in Ireland	Ireland	197643	01/12/2000
Towergate Limited	Ireland	165321	01/12/2000

Company Number 129933 **Form B1 Continuation sheet**

Director's Name John Edward Callaghan

Other directorships

Company Name *note fifteen*	Registered at *note sixteen*	Company Number	Resigned
Trustee for Community Initiatives	Ireland	157728	07/08/1997
Wilde Film Productions Limited	Ireland	239782	12/08/1999

Company Number 129933

Form B1 Continuation sheet

Director's Name Henry Vincent Corbally

Other directorships

Company Name *note fifteen*	Registered at *note sixteen*	Company Number	Resigned
Glanbia Co-operative Society Limited	Ireland	4928 R	

Other Directorships | Company Number | 129933 | **Form B1 Continuation sheet**

Director's Name: Thomas Patrick Corcoran

Other directorships

Company Name *note fifteen*	Registered at *note sixteen*	Company Number	Resigned
DATONG COMPANY	Ireland	212660	29/08/1997
Glanbia Co-operative Society Limited	Ireland	4928 R	
Glanbia Services Society Limited	Ireland	4602 R	
Grassland Fertilizers (Kilkenny) Limited	Ireland	84321	
Irish Co-operative Organisation Society Limited	Ireland	88 R	
Kooshell Investments Limited	Cyprus	82669	
Offwell Limited	Ireland	192274	08/01/1999
Waterford Co-operative Society Limited	Ireland	3996 R	04/09/1997

Company Number 129933

Director's Name Edward Patrick Fitzpatrick

Other directorships

Company Name *note fifteen*	Registered at *note sixteen*	Company Number	Resigned
Castlegannon Show Limited	Ireland	235563	
Glanbia Co-operative Society Limited	Ireland	4928 R	
The South Eastern Cattle Breeding Society Limited	Ireland	2438 R	

Other Directorships

Company Number 129933

Form B1 Continuation she

Director's Name James Anthony Gilsenan

Other directorships

Company Name *note fifteen*	Registered at *note sixteen*	Company Number	Resigned
Glanbia Co-operative Society Limited	Ireland	4928 R	

Director's Name Thomas Patrick Heffernan

Other directorships

Company Name *note fifteen*	Registered at *note sixteen*	Company Number	Resigned
Glanbia Co-operative Society Limited	Ireland	4928 R	
The South Eastern Cattle Breeding Society Limited	Ireland	2438 R	
Waterford Co-operative Society Limited	Ireland	3996 R	04/09/1997

Company Number 129933

Form B1 Continuation sheet

Director's Name Liam Herlihy

Other directorships

Company Name *note fifteen*	Registered at *note sixteen*	Company Number	Resigned
Glanbia Co-operative Society Limited	Ireland	4928 R	
Glanbia Services Society Limited	Ireland	4602 R	
Waterford Co-operative Society Limited	Ireland	3996 R	04/09/1997

Other Directorships

Company Number 129933

Form B1 Continuation sheet

Director's Name Christopher Leslie Hill

Other directorships

Company Name *note fifteen*	Registered at *note sixteen*	Company Number	Resigned
Glanbia Co-operative Society Limited	Ireland	4928 R	
Waterford Co-operative Society Limited	Ireland	3996 R	04/09/1997
Wicklow Rural Partnership Limited	Ireland	216464	

Company Number 129933

Form B1 Continuation sheet

Director's Name Geoffrey Joseph Meagher

Other directorships

Company Name *note fifteen*	Registered at *note sixteen*	Company Number	Resigned
Datong Company	Ireland	212660	29/09/2000
Dublin Fine Meats Limited	Ireland	140331	
Gedney Limited	Ireland	100950	01/12/2000
Glanbia Meats Society Limited	Ireland	820 R	
Harzland Fleisch-Service Gmbh	Germany	1168881203	25/02/2000
Quinport Limited	Ireland	204909	
Robinfield Limited	Ireland	154660	
Slademore Limited	Ireland	78297	
St. Canice's Parish Home for the Elderly Association Limited	Ireland	136270	

Company Number 129933

Director's Name John James Miller

Other directorships

Company Name *note fifteen*	Registered at *note sixteen*	Company Number	Resigned
Avonmore Creameries Limited	Ireland	4513 R	04/09/1997
Glanbia Co-operative Society Limited	Ireland	4928 R	
Laois Leader Rural Development Company Limited	Ireland	238333	

Company Number 129933 **Form B1 Continuation sheet**

Director's Name John Joseph Moloney

Other directorships

Company Name *note fifteen*	Registered at *note sixteen*	Company Number	Resigned
Glanbia Co-operative Society Limited	Ireland	4928 R	
Grassland Fertilizers (Kilkenny) Limited	Ireland	64321	13/03/1998
Ingredientsnet.Com (Holdings) Limited	Ireland	323104	
Irish Dairy Industries Association Limited	Ireland	41395	
Repak Limited	Ireland	242159	
The Irish Dairy Board Co-operative Limited	Ireland	3221	

Company Number 129933

Form B1 Continuation sheet

Director's Name William Gerard Murphy

Other directorships

Company Name *note fifteen*	Registered at *note sixteen*	Company Number	Resigned
Barley Exports Limited	Ireland	94684	
Barnstorm Theatre Company Limited	Ireland	207688	
C.A.H.(Trading) Limited	Ireland	87648	02/02/2000
Co-operative Animal Health Limited	Ireland	3077 R	01/01/2000
Cork Malting Company Limited	Ireland	283744	08/02/2000
Grassland Fertilizers (Kilkenny) Limited	Ireland	84321	10/03/2000
IAWS Group,plc	Ireland	132287	
Irish Agricultural Wholesale Society Limited	Ireland	182 R	
Malting Company of Ireland Limited	Ireland	23278	08/02/2000
Nutribio Limited	Ireland	132050	16/03/1998
P.I.C. (Ireland) Limited	Ireland	21622	01/01/2000
SOS Kilkenny Limited	Ireland	51144	
Spacious Trading Limited	Ireland	273542	08/02/2000

Company Number 129933

Form B1 Continuation sheet

Director's Name Michael Parsons

Other directorships

Company Name *note fifteen*	Registered at *note sixteen*	Company Number	Resigned
Glanbia Co-operative Society Limited	Ireland	4928 R	
Kilkenny Carlow and District Farm Relief Services Limited	Ireland	5090 R	
Kilkenny County Development Board	Ireland	NONE	
Noreside Farm Relief Services Limited	Ireland	3983 R	02/06/2000

Company Number 129933

Form B1 Continuation sheet

Director's Name Eamon Marian Power

Other directorships

Company Name *note fifteen*	Registered at *note sixteen*	Company Number	Resigned
Glanbia Co-operative Society Limited	Ireland	4928 R	

Company Number 129933

Form B1 Continuation sheet

Director's Name Frank Quigley

Other directorships

Company Name *note fifteen*	Registered at *note sixteen*	Company Number	Resigned
Glanbia Co-operative Society Limited	Ireland	4928 R	

Company Number 129933

Form B1 Continuation sheet

Director's Name John Francis Victor Quinlan

Other directorships

Company Name *note fifteen*	Registered at *note sixteen*	Company Number	Resigned
Avonmore Creameries Limited	Ireland	4513 R	04/09/1997
Cork Malting Company Limited	Ireland	283744	
Glanbia Co-operative Society Limited	Ireland	4928 R	30/05/2000
Glanbia Co-operative Society Limited	Ireland	4928 R	
Irish Co-op Society Limited	Ireland	77 R	
Irish Sugar plc	Ireland	8532	
Malting Company of Ireland Limited	Ireland	23278	
Spacious Trading Limited	Ireland	273542	
Victor Quinlan Agricultural Consulting Limited	Ireland	229439	

Company Number 129933

Form B1 Continuation sheet

Director's Name George Eric Stanley

Other directorships

Company Name *note fifteen*	Registered at *note sixteen*	Company Number	Resigned
Avonmore Creameries Limited	Ireland	4513 R	04/09/1997
Centenary Co-operative Creamery Society Limited	Ireland	3303 R	
Glanbia Co-operative Society Limited	Ireland	4928 R	

Company Number 129933

Form B1 Continuation sheet

Director's Name Michael Joseph Walsh

Other directorships

Company Name *note fifteen*	Registered at *note sixteen*	Company Number	Resigned
Avonmore Creameries Limited	Ireland	4513 R	04/09/1997
Glanbia Co-operative Society Limited	Ireland	4928 R	
Glanbia Services Society Limited	Ireland	4602 R	
National Co-operative Pig Producers Society Limite	Ireland	3521 R	

Document 5

02 JUL 25 AM 10:36

SUB. No. 3164757

DATE 02 July 2002

Notice of change of directors or secretaries or in their particulars

Companies Acts, 1963 to 1990

Company Number 129933

B10

S. 195 of the Companies Act 1963, as amended by S. 51 of the Companies Act, 1990, now requires that all registers of Directors should be modified by the insertion of each director's date of birth, nationality and foreign directorships. S. 195(9) requires that where an annual return containing those particulars has not been filed with the registrar, full particulars of all directors should be included in this form

Company name GLANBIA plc ~~limited~~

gives notice of the following change(s) THE APPOINTMENT OF JEREMIAH VINCENT LISTON AS A DIRECTOR OF THE COMPANY

Date change(s) take(s) effect 10 Day 06 Month 2002 Year

Particulars of new director ~~(including shadow director) / secretary~~

Surname LISTON

Forename JEREMIAH VINCENT

Former surname —

Former forename —

Business Occupation COMPANY DIRECTOR

Date of Birth 19 Day 09 Month 1940 Year

Home address 6 RICHMOND HILL MONKSTOWN CO. DUBLIN

Nationality IRISH

Other directorships SEE ATTACHED SCHEDULE

Registered at

Company number

I hereby consent to act as director / ~~secretary~~ of the aforementioned company

Signature [signature]

Date 10 JUNE 2002

I hereby certify that the particulars contained in this form are correct

☐ Director ☑ Company Secretary

Signature [signature]

Date 10 JUNE 2002

Name SIOBHÁN TALBOT

Presenter's Name GROUP SECRETARIAT DEPARTMENT

Address GLANBIA plc GLANBIA HOUSE KILKENNY

Telephone Number 056 72200

Reference JJR

P34610—Spl—30m—10/93—Fodhla—135149—Enter

Company Number 129933 Form B10 Continuation sheet

Director's Name Jeremiah Vincent Liston

Other directorships

Note six
Applicable to directors only.

Company name and number of other bodies corporate, whether incorporated in the State or elsewhere, except for

bodies of which the person has not been a director at any time during the past ten years

bodies of which the company is (or was at the relevant time) a wholly owned subsidiary

bodies which are (or were at the relevant time) wholly owned subsidiaries of the company

Note seven
Place of incorporation if outside the State

Company Name *note six*	Registered at *note seven*	Company Number	Resigned
Alchem plc	Northern Ireland	NI 16428	27/09/2000
Animal Health Distributors Limited	Ireland	276374	30/09/2000
Ashfield Health Care Limited	England	3286306	14/02/2002
Balcas Limited	Northern Ireland	NI 5325	
Foodpak Ireland Limited	Ireland	232399	
Gresham Hotel Group plc	Ireland	21824	19/06/2002
Irish Management Institute	Ireland	15151	31/12/1996
Kevin Broderick Limited	Ireland	25019	
Lake Communications Limited	Ireland	59890	
Lake Holdings Limited	Ireland	36890	
National Toll Roads plc	Ireland	89782	
Novapath Supplies Limited	Ireland	108801	02/10/2000
Pemberton Marketing International Limited	Ireland	134768	31/12/1996
Pemberton Marketing Limited	Northern Ireland	NI 21851	30/09/2000
Sangers (Northern Ireland) Limited	Northern Ireland	NI 18941	27/09/2000
The Arthritis Foundation of Ireland	Ireland	78931	
The Institute of Directors in Ireland	Ireland	197643	30/04/2001
Trinity Instruments Limited	Ireland	150972	13/02/2002
Ulster Anaesthetics Limited	Northern Ireland	NI 6959	27/09/2000

Company Number 129933 **Form B10 Continuation sheet**

Director's Name Jeremiah Vincent Liston

Other directorships

Note six
Applicable to directors only.

Company name and number of other bodies corporate, whether incorporated in the State or elsewhere, except for

bodies of which the person has not been a director at any time during the past ten years

bodies of which the company is (or was at the relevant time) a wholly owned subsidiary

bodies which are (or were at the relevant time) wholly owned subsidiaries of the company

Note seven
Place of incorporation if outside the State

Company Name *note six*	Registered at *note seven*	Company Number	Resigned
UniDrug Distribution Group Limited	England	03169255	12/01/2001
Unitech (Ireland) Limited	Ireland	110703	13/02/2002
United Care Limited	Ireland	43507	13/02/2002
United Distribution Services Limited	Ireland	143028	13/02/2002
United Drug (Wholesale) Limited	Ireland	46423	13/02/2002
United Drug Ayrtons (Dublin) Limited	Ireland	8490	13/02/2002
United Drug Distributors Limited	Ireland	57279	13/02/2002
United Drug plc	Ireland	12244	13/02/2002
United Medical Financial Services Limited	Ireland	150973	13/02/2002
Vector Scientific Limited	Northern Ireland	NI 022913	27/09/2000

GLANBIA plc

DOCUMENTS - IRISH AND LONDON STOCK EXCHANGES

PERIOD FROM 1 April 2002 to 22 July 2002

File No. 82/4734

Document	Effective Date	Entity requiring item
1. Glanbia plc 2001 Annual Report & Notice	17th April 2002	Stock Exchange
2. Statement from Glanbia plc re fire at pig processing facility in Roosky, Co. Roscommon	8th May 2002	Stock Exchange
3. Announcement re proposal to cease operations in UK sliced cooked meats business	13th May 2002	Stock Exchange
4. Annual General Meeting remarks by John Moloney, Group Managing Director	22nd May 2002	Stock Exchange
5. Announcement of the appointment of Mr. Jerry Liston as a non-executive director	10th June 2002	Stock Exchange
6. Announcement that Mourant & Co. Trustees Limited, as trustee of the Glanbia Employees' Share Trust, has purchased ordinary shares in the Company	2nd July 2002	Stock Exchange
7. Announcement of the sale of UK foodservice distribution business	22nd July 2002	Stock Exchange

Statement from Glanbia plc

On Wednesday, 8th May 2002, a fire caused significant damage to a Glanbia pig processing facility in Roosky, Co. Roscommon, Ireland. The site was evacuated and there were no injuries. While the damage is currently being assessed, early indications suggest the plant may not return to production for some time.

The facility is fully insured for fire damage and consequential loss.

Contingency plans have been activated to minimise disruption to the business. Customers will continue to be served by utilising available capacity and additional shifts in Glanbia's other two Irish pig processing facilities in Roscrea and Edenderry, and contracted production, if required.

8/5/02
ENDS

Enquiries to:

Michael Patten, Group Director of Communications, Glanbia plc
Tel: 056-72357 / 087-2414502

Glanbia plc announces proposal to cease operations in UK sliced cooked meats business

Glanbia plc announces that it is proposing to cease operations at one of its UK subsidiary businesses, Glanbia Consumer Meats ("GCM"), due to continuing and deteriorating trading difficulties. Employees of GCM are currently being consulted on this proposal, which is being made with great reluctance and only after examining all other possibilities.

The management proposal arises following a detailed strategic review of the business and employee consultation process, which commenced in early March. The purpose of the review and consultation was to determine future options available to GCM following the loss of substantial volumes effective from June 2002 onwards. The review reluctantly concluded that, as matters currently stand, cessation is the only viable option given the excess capacity available in the business and the intensely competitive marketplace in which it operates.

If the proposed cessation of operations goes ahead, approximately 717 staff will be made redundant at the GCM facilities in Bradford and Milton Keynes. Glanbia will make every effort to assist staff to achieve re-employment through job-shop services, career counselling and training. Potential opportunities for redeployment within Glanbia will also be assessed.

Commenting, Glanbia plc Group Managing Director, John Moloney, said, "This proposal is being made with reluctance and regret following a full examination of all of the alternatives. Unfortunately this business is moving into a severe loss making situation and, as matters currently stand, it has no real or reasonable prospect of trading out of its difficulties in the current market environment."

If the proposal goes ahead, the business and/or assets will be disposed of, giving rise to an estimated net loss (principally non-cash) of Stg£41 million / Eur65.5 million relating to asset write-offs, cash closure costs and the write back through the profit and loss account of goodwill (Eur38 million) previously written off to reserves. This loss would be treated as an exceptional item in the Group's 2002 financial statements.

Background to Glanbia Consumer Meats:

Glanbia Consumer Meats supplies the UK retail and food service sectors with a range of premium and standard sliced cooked meats, sandwich meats and impulse convenience foods. Glanbia entered this business when it acquired Ashmount Foods in Bradford in 1990. The Group subsequently acquired Beni Foods in Milton Keynes in 1997 and thus became a leading supplier to the UK market.

Since the second half of 2000, this business unit has faced progressively difficult market conditions due to growing sector over capacity, declining margins, high raw material costs and consolidation of supply to major retailers. The loss of substantial volumes effective from mid 2002, together with an increasingly uncompetitive and inflexible cost base, has currently placed the business in an unsustainable position.

ENDS

13 May 2002

Enquiries to:

Michael Patten, Group Director of Communications, Glanbia plc
Tel: 00353-56-72357 (office), 00353-87-2414502 (mobile)

*Exchange rate as at 10/5/02: Eur1.00 = Stg£0.6257

AGM REMARKS BY JOHN MOLONEY, GROUP MANAGING DIRECTOR, GLANBIA plc

Speaking at the Annual General Meeting of Glanbia plc today, Mr John Moloney, Group Managing Director, said:

"Glanbia is continuing to make progress to-date in 2002.

"The USA business continues to perform well and we expect satisfactory performances from Consumer Foods and Agribusiness. We have made progress in addressing loss-making activities including the recent proposal to cease operations at our UK cooked meats operation. The Group is actively investing in our strategy for growth and we continue to tighten our business focus.

"However, international dairy commodity markets continue to be very difficult and no recovery is envisaged for at least several months.

"Overall, as matters currently stand, Glanbia expects to achieve a satisfactory full year trading performance.

ENDS

22 May 2002

Enquiries to:

Michael Patten, Group Director of Communications, Glanbia plc
Tel: 056-72357 (office) or 087-2414502 (mobile)
mpatten@glanbia.ie

Name of Company : Glanbia plc

AVS Security Number : 466489

Date of Release : 10 June 2002

Contact : John Roche
Glanbia plc

Telephone : 056/72200

Glanbia plc

Glanbia plc announces the appointment of Mr Jerry Liston as a non-executive director of the Company with immediate effect. Mr Liston is currently a director of Gresham Hotel Group plc and was formerly chief executive / director of United Drug plc.

Mr Liston has notified the Company that he has no such details to be disclosed as required under Paragraph 16.4 (b), Chapter 16 of the Listing Rules.

For further information, please contact :-

John J. Roche,
Deputy Group Secretary,
Glanbia plc,
Glanbia House,
Kilkenny.

Telephone : 056/72200

10 June 2002

ENDS.

Name of Company :	Glanbia plc
AVS Security Number :	686969
Date of Release :	2 July 2002
Contact :	John Roche Glanbia plc Telephone : 056/72200

Glanbia plc

Glanbia plc ('the Company') announces that Mourant & Co. Trustees Limited, as trustee of the Glanbia Employees' Share Trust, has purchased ordinary shares in the Company in the market as follows:

Number of shares acquired:	475,000
Percentage of issued class:	0.1624%
Class of security:	Ordinary €0.06
Price per share:	€1.5228
Date of transaction:	27 June 2002
Date Company informed:	1 July 2002
Total holding following this notification:	475,000
Total percentage holding following this notification:	0.1624%

For the purposes of section 53 of Companies Act, 1990 please note that GJ Meagher, JJ Moloney and WG Murphy, directors of the Company, are deemed to be interested in the shares that are the subject of this notification by virtue of section 54 of Companies Act, 1990.

For further information, please contact :-

John J. Roche,
Deputy Group Secretary,
Glanbia plc,
Glanbia House,
Kilkenny.

Telephone : 056/72200

2 July 2002

ENDS.

Name of Company :	Glanbia plc
AVS Security Number :	391097
Date of Release :	**EMBARGO – 2.30pm, 22 July 2002***
Contact :	John Roche Glanbia plc Telephone : 056/72212(O); 087/2398557 (M)

Glanbia announces sale of UK foodservice distribution business

Glanbia plc ("Glanbia") announces that it has concluded an agreement to sell its UK foodservice distribution business, Glanbia Food Service, to Peter's Food Service Limited ("Peter's"), for an undisclosed consideration. The transaction is expected to be completed on or about 2 August 2002.

Glanbia Food Service distributes chilled and fresh food products to a nation-wide food service customer base from a central facility in Tamworth, Staffordshire and eight regional depots. It had a turnover in 2001 of Stg£100 million (Eur155.60m*), employs 500 staff and currently has net assets, including working capital, of approximately Stg£10 million (Eur15.56m*).

Commenting on the disposal, John Moloney, Group Managing Director, Glanbia plc, said, "This transaction follows a strategic decision by Glanbia to exit UK food service distribution as part of a refocusing of our operations around our core business and growth strategy.

"The UK foodservice supply sector is evolving into two distinct streams of activity – manufacturing of bespoke food products for foodservice and the provision of separate, dedicated logistics services. The sale of our distribution operations to Peter's enhances their position as a significant player in the logistics arena. It allows Glanbia to focus on our strengths as a food manufacturer, including customising products for the food service market.

"However, Glanbia is fully committed to continuing as a major food supplier to the UK foodservice sector, particularly in cheese and other dairy products, and we have agreed supply and distribution arrangements with Peter's to serve the market," he concluded.

Peter's Food Service Limited is both a food manufacturer and a nation-wide distributor of fresh and chilled food products to the foodservice sector, similar in size to Glanbia Food Service.

A loss on the transaction of approximately Stg£15.3m (Eur23.8m*) arises, mainly due to a write-back through the P&L account of goodwill previously written off against reserves, together with fixed asset write-downs and the costs of the transaction. This loss will be charged as a non-operating exceptional item to the Group's 2002 financial statements.

ENDS

22 July 2002

**Exchange rate as at 19/7/02: Eur1.00 = Stg£0.6427*

Issued by Corporate Communications, Glanbia plc.
Enquiries to Michael Patten, Group Director of Communications.
Tel: +353 (0)56-72357 (w) , +353 (0)87-2414502 (m)

Document 1

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION.
If you are in any doubt as to the action to be taken, you should consult your stockbroker, bank manager, solicitor, accountant or other professional adviser immediately. If you have sold or transferred your entire holding of Ordinary Shares in Glanbia plc ("Glanbia" or "the Company"), please pass this document, together with the enclosed proxy forms, to the person through whom the sale or transfer was effected for transmission to the purchaser or transferee.

02 JUL 25 AM 10:47

Glanbia plc

Notice of 2002 Annual General Meeting

Proposed Adoption of 2002 Long Term Incentive Plan
Proposed Adoption of Employee Savings Related Share Option Scheme

glanbia

Glanbia plc

(Incorporated in Ireland with limited liability under the Companies Acts, 1963 to 2001.
Registered no. 129933) Registered Office: Glanbia House, Kilkenny, Ireland.

Directors
Tom Corcoran Chairman
Liam Herlihy Vice-Chairman
Michael Walsh Vice-Chairman
John Moloney Group Managing Director
William Murphy Deputy Group Managing Director,
Geoffrey Meagher Group Financial Director
John Callaghan, Henry Corbally, Edward Fitzpatrick
James Gilsenan, Thomas Heffernan, Christopher Hill
John Miller, Michael Parsons, Eamon Power
Frank Quigley, Victor Quinlan, Eric Stanley

5 March 2002

Notice of 2002 Annual General Meeting ("AGM")

Proposed Adoption of 2002 Long Term Incentive Plan
Proposed Adoption of Employee Savings Related Share Option Scheme

Dear Shareholder,

I am writing to you to outline the background to the items of special business to be proposed at the forthcoming AGM and in particular the proposed adoption of the 2002 Long Term Incentive Plan and the proposed adoption of the Employee Savings Related Share Option Scheme, all of which the board of Directors ("the Board" or "the Directors") is recommending for your approval.

Your attention is drawn to the notice of the AGM of the Company which will be held at the Newpark Hotel, Kilkenny, on Wednesday, 22 May 2002 at 2.00pm and is set out in Part II on pages 4 to 7 of this document. In addition to the usual business to be transacted at the AGM (as set out in resolutions 1 to 4 in the notice of the meeting) there are various items of special business which are described further below.

Special Business at Annual General Meeting

The first four items of special business all relate to the share capital of the Company and concern matters which are now routine for most public companies.

Under the first item of special business, shareholders are being asked to give the Directors authority to allot and issue up to an aggregate amount not exceeding the present authorised but unissued share capital of the Company. While the Directors do not have any current intention to exercise this power, this authority is being sought as it is common practice for public companies. In addition, the shareholders are being asked under the second item of special business to renew the authority to disapply the strict statutory pre-emption provisions in the event of a rights issue (subject to the limits in the authority referred to earlier) or in any other issue up to an aggregate amount of €809,148.96 in nominal value of ordinary shares, representing 4.6% of the nominal value of the Company's issued ordinary share capital for the time being. This authority will expire on the earlier of the close of business on 21 August 2003 or the date of the Annual General Meeting of the Company in 2003.

At the last annual general meeting of the Company shareholders passed a resolution to give the Company, or any of its subsidiaries, the authority to purchase up to 10% of its own shares. This authority will expire on 22 May 2002. Under the third item of special business, shareholders are being asked to extend this authority until the earlier of the Annual General Meeting in 2003 or 21 August 2003. While the Directors do not have any current intention to exercise this power, this authority is being sought as it is common practice for public companies. Shareholders are also being asked under the fourth item of special business to pass a resolution authorising the Company to reissue such shares purchased by it and not cancelled, as treasury shares. Such purchases would be made only at price levels which it considered to be in the best interests of the shareholders generally, after taking into account the Company's overall financial position. Furthermore, the authority being sought from shareholders will provide that the minimum price which may be paid for such shares shall not be less than the nominal value of the shares and the maximum price will be 105% of the then market price of such shares.

Proposed Adoption of 2002 Long Term Incentive Plan

The Company's Share Option Scheme which was established by an Ordinary Resolution of the Company in August 1988 ("the 1988 Share Option Scheme") expired in 1998 after ten years of operation. It is now proposed under the fifth item of special business that the 2002 Long Term Incentive Plan ("the Incentive Plan") be adopted.

The proposed new Incentive Plan will allow for the grant of basic tier options. The Incentive Plan will contain various limits and restrictions which are intended to reflect the guidelines published by the Irish Association of Investment Managers ("the IAIM"). The principal features of these limits and restrictions are set out below:

(i) No options may be granted under the Incentive Plan which provide for the issue of new shares if the exercise of such options together with any other options issued by the Company and outstanding could result in a dilution of Glanbia Co-operative Society Limited's shareholding in the Company below 54% of the issued ordinary share capital of the Company;

(ii) While the limit referred to in (i) above will in practice mean that no more than 1.5% of the issued ordinary share capital will be available for issue under the Incentive Plan, the rules of the Incentive Plan also contain the normal limits expected by the IAIM. Accordingly, the amount of ordinary share capital which may in any ten year period be the subject of any basic tier option schemes is limited to 5% of the issued ordinary share capital of the Company at the time. This limit is subject to an overriding limit in that in any ten year period, the maximum number of shares which may be granted, or placed under option, under all share schemes operated by the Company may not exceed 10% in aggregate of the issued ordinary share capital of the Company from time to time;

(iii) The number of shares over which options may be granted must not exceed an average of 3% of the issued ordinary share capital over any three year period;

(iv) Replacement options will be granted to replace those already exercised only if the Remuneration Committee is satisfied that there has been a significant improvement in the performance of the Company in the previous two to three years, and that an individual's past performance and potential for future contribution merits such replacement options;

(v) The exercise price per share at which options may be exercised will be the higher of par and mid-market price of the shares on the day preceding the date on which the option is granted;

(vi) Basic tier options will normally be exercisable not earlier than 3 years from the date of grant and only if there has been real growth in the adjusted earnings per share (i.e. being greater than the movement in the Consumer Price Index plus 5% compound per annum) over a 3 year period following the date of grant;

(vii) The aggregate exercise prices of basic tier options granted to an employee may not exceed four times the total annual emoluments of the employee;

(viii) The participation in the Incentive Plan will be available to executive Directors and employees of the Company, or of any subsidiary of the Company, who will be approved by the Board or the Remuneration Committee of the Board for the purpose of being granted an option;

(ix) No option may be granted later than the tenth anniversary of the date of adoption of the Incentive Plan ("Adoption Date").

To encourage participating executives to hold the shares issued to them on the exercise of their options, share awards specified as a percentage of the shares so held will be made on the second and fifth anniversaries of the exercise of the option. The number of shares which may be the subject of such awards may not exceed 20% and 10% of the number of shares so held on the respective anniversaries.

Benefits under the Incentive Plan will not be pensionable.

The provisions relating to eligibility, limitation on number of shares to be issued under the Incentive Plan, maximum entitlement for any one participant, the basis of individual entitlement or the adjustment of grants in the event of a variation in share capital may not be altered to the advantage of participants without the prior approval of shareholders, except for minor amendments to benefit the administration of the Incentive Plan, to take account of a change in legislation or to obtain or maintain favourable tax, exchange control or regulatory treatment for any Group company or any participant.

Proposed Adoption of Employee Savings Related Share Option Scheme

It is proposed under the sixth item of special business that an Employee Savings Related Share Option Scheme ("the Sharesave Scheme") be adopted. Participation in the Sharesave Scheme will be open to all Irish and UK employees and full time Directors of the Company or any of its subsidiaries in Ireland and the UK. The purpose of the Sharesave Scheme is to provide a tax efficient method for employees to save money for the purpose of acquiring shares in the Company. To participate, an employee must agree to save a fixed amount between €12 and €320 (Stg£5 and Stg£250 in the UK) each month for either a three or five year period in a Revenue approved Save As You Earn ("SAYE") contract.

An employee who applies to participate will normally be granted a non-transferable option to acquire shares in the Company out of the proceeds of the SAYE contract. It is the Company's current intention to allow for up to 3,000,000 shares to be acquired by employees through the exercise of options granted under the Sharesave Scheme. All of these shares will be existing shares which will be purchased for the purpose of the Sharesave Scheme and which will be held in an employee benefit trust ("the Employees Share Trust") pending exercise of the options.

The Sharesave Scheme will contain various limits and restrictions which are intended to reflect the guidelines published by the IAIM. The principal features of these limits and restrictions are as follows:

(i) No options may be granted under the Sharesave Scheme which provide for the issue of new shares if the exercise of such options together with any other options issued by the Company and outstanding could result in a dilution of Glanbia Co-operative Society Limited's shareholding in the Company below 54% of the issued ordinary share capital of the Company;

(ii) The exercise price per share at which options may be exercised will be the higher of par and any price which is not less than a 25% discount (20% discount in the UK) to mid-market price of the shares on the day preceding the date on which the option is granted;

(iii) Where options are granted under the Sharesave Scheme with an exercise price which is at a discount to the prevailing market value of the shares, a percentage of the number of the shares which are the subject of such options must be taken into account for the purpose of the following limits which apply to all share schemes operated by the Company:

(a) the limit of 10% of the Company's issued ordinary share capital at the time which may be applied in any ten year period for all share schemes; and

(b) the limit of 5% of the Company's issued ordinary share capital time which may be applied in any ten year period for all share option schemes.

(iv) No options may be granted later than the tenth anniversary of the date of adoption of the Sharesave Scheme.

Benefits under the Sharesave Scheme will not be pensionable.

The provisions relating to eligibility, limitation on number of shares to be issued under the scheme, maximum entitlement for any one participant, the basis of individual entitlement or the adjustment of grants in the event of a variation in share capital may not be altered to the advantage of participants without the prior approval of shareholders, except for minor amendments to benefit the administration of the scheme, to take account of a change in legislation or to obtain or maintain favourable tax, exchange control or regulatory treatment for any Group company or any participant.

Documents Available for Inspection

A copy of the following documents will be available for inspection during normal business hours on any weekday (Saturdays and public holidays excepted) at the Company's registered office up to and including 22 May 2002 and at the Newpark Hotel, Kilkenny, for a period of 15 minutes before the AGM scheduled for Wednesday, 22 May 2002 at 2.00pm:

(i) the proposed Rules of the Glanbia plc 2002 Long Term Incentive Plan;

(ii) the proposed Rules of the Glanbia plc Employee Savings Related Share Option Schemes; and

(iii) the draft deed constituting the Employees Share Trust.

Further Action

A form of proxy for use at the AGM is enclosed. You are requested to complete, sign and return the form of proxy as soon as possible whether or not you propose to attend the meeting in person. To be valid, the form of proxy should be returned by hand or by post to the Registrar of the Company, Computershare Investor Services (Ireland) Limited, P.O. Box 954, Heron House, Corrig Road, Sandyford Industrial Estate, Dublin 18, or by facsimile transmission to the facsimile number printed on the form of proxy, to arrive not less than 48 hours before the time appointed for the holding of the meeting. The completion and return of a form of proxy will not preclude you from attending and voting at the meeting should you so wish.

Recommendation

Your Board believes that the resolutions to be proposed at the AGM are in the best interests of the Company and its shareholders. Accordingly, your Directors unanimously recommend you to vote in favour of the resolutions as they intend to do in respect of all the ordinary shares which can be voted by them.

Yours sincerely,

Tom Corcoran

Tom Corcoran
Chairman

Part II Notice of 2002 Annual General Meeting

Notice is hereby given that the Fourteenth Annual General Meeting of Glanbia plc will be held at the Newpark Hotel, Kilkenny, on Wednesday, 22 May 2002 at 2.00pm for the following purposes:

1 To receive and consider the financial statements for the year ended 29 December 2001 and the reports of the Directors and auditors thereon (Resolution 1).

2 To declare a final dividend of 2.666450 cent per share on the ordinary shares for the year ended 29 December 2001 (Resolution 2).

3 To re-appoint the following Directors who retire in accordance with the Articles of Association of the Company and, being eligible, offer themselves for re-appointment:

Mr TP Corcoran	(Resolution 3(a))
Mr GJ Meagher	(Resolution 3(b))
Mr JJ Miller	(Resolution 3(c))
Mr JV Quinlan	(Resolution 3(d))
Mr GE Stanley	(Resolution 3(e))

4 To authorise the Directors to fix the remuneration of the auditors for the year ending 28 December 2002 (Resolution 4).

As special business:

5 To consider and, if thought fit, pass the following resolution as an ordinary resolution (Resolution 5):

"That the Directors be and are hereby unconditionally authorised to exercise all the powers of the Company to allot relevant securities (within the meaning of Section 20 of the Companies (Amendment) Act, 1983) up to an aggregate nominal amount not exceeding the present authorised unissued capital of the Company provided that this authority shall expire at the close of business on 21 May 2007 unless previously renewed, varied or revoked by the Company provided however that the Company may before such expiry make an offer or agreement which would or might require relevant securities to be allotted after such expiry and the Directors may allot relevant securities in pursuance of such offer or agreement as if the authority hereby conferred had not expired and provided further that any power conferred on the Directors to allot relevant securities (as so defined) which is in force immediately before this meeting at which this resolution is passed or deemed to be passed is hereby revoked."

6 To consider and, if thought fit, pass the following resolution as a special resolution (Resolution 6)

"That the Directors of the Company are hereby empowered, pursuant to Section 24(1) of the Companies (Amendment) Act, 1983, to allot equity securities (as defined by Section 23 of that Act) for cash pursuant to the authority conferred by the ordinary resolution of the Company passed as Resolution 5 in the notice of this meeting as if Section 23(1) of that Act did not apply to any such allotment, provided that this power shall be limited to:

(i) the allotment of equity securities in connection with any rights issue in favour of ordinary shareholders (other than those holders with registered addresses outside the State to whom an offer would, in the opinion of the Directors, be impractical or unlawful in any jurisdiction) and/or any person having a right to subscribe for or convert securities into ordinary shares in the capital of the Company (including without limitation any holders of options under any of the Company's share option schemes for the time being in force) where the equity securities respectively attributable to the interests of such ordinary shareholders or such persons are proportionate (as nearly as may be) to the respective numbers of ordinary shares held by them or for which they are entitled to subscribe or convert into and subject to such exclusions or other arrangements as the Directors may deem necessary or expedient to deal with regulatory requirements, legal or practical problems in respect of overseas shareholders, fractional elements or otherwise; and

(ii) the allotment of equity securities (other than pursuant to any such issue as aforesaid) up to a maximum aggregate nominal value of €809,148.96 being equivalent to approximately 4.6% of the aggregate nominal value of the issued ordinary share capital of the Company for the time being

Provided that

(a) the power hereby conferred shall expire at the close of business on the earlier of the date on which the annual general meeting of the Company is held in the year 2003 and the date which is fifteen months after the date on which this resolution is passed or deemed to have been passed, unless and to the extent that such authority is renewed, revoked or extended prior to such date; and

(b) the Company may make before such expiry an offer or agreement which would or might require equity securities to be allotted after such expiry and the Directors may allot equity securities in pursuance of such an offer or agreement notwithstanding that the power hereby conferred has expired; and

(c) any power conferred on the Directors to allot equity securities in accordance with Section 24(1)(a) of that Act which is in force immediately before this resolution is passed or deemed to be passed is hereby revoked."

7 To consider and, if thought fit, pass the following resolution as a special resolution (Resolution 7):

"That the Company and/or any of its subsidiaries (as defined by Section 155 of the Companies Act, 1963) be and are hereby generally authorised to make market purchases (as defined in Section 212 of the Companies Act, 1990) of shares of any class in the Company ("the Shares") on such terms and conditions and in such manner as the Directors may from time to time determine but subject, however, to the provisions of the Companies Act, 1990 and to the following restrictions and provisions:

(a) the maximum number of Shares authorised to be acquired pursuant to the terms of this resolution shall be such number of Shares whose aggregate nominal value shall equal 10 per cent of the aggregate nominal value of the issued share capital of the Company as at the close of business on the date of the passing of this resolution;

(b) the minimum price, which may be paid for any Share, shall be the nominal value of the Share;

(c) the maximum price which may be paid for any Share (a "Relevant Share") shall be an amount equal to 105% of the average of the five amounts resulting from determining whichever of the following ((i), (ii) or (iii) specified below) in relation to the Shares of the same class as the Relevant Share shall be appropriate for each of the five business days immediately preceding the day on which the Relevant Share is purchased, as determined from the information published in The Irish Stock Exchange Limited Daily Official List reporting the business done on each of those five business days;

(i) if there shall be more than one dealing reported for the day, the average of the prices at which such dealings took place; or

(ii) if there shall be only one dealing reported for the day, the price at which such dealing took place; or

(iii) if there shall not be any dealing reported for the day, the average of the high and low market guide prices for that day;

and if there shall be only a high (but not a low) or a low (but not a high) market guide price reported, or if there shall not be any market guide price reported, for any particular day then that day shall not count as one of the said five business days for the purposes of determining the maximum price. If the means of providing the foregoing information as to dealings and prices by reference to which the maximum price is to be determined is altered or is replaced by some other means, then a maximum price shall be determined on the basis of the equivalent information published by the relevant authority in relation to dealings on The Irish Stock Exchange Limited or its equivalent;

(d) if the London Stock Exchange Limited is prescribed as a recognised stock exchange for the purposes of Section 212 of the Companies Act, 1990, then, with effect from the close of business on the day on which the London Stock Exchange Limited is so prescribed, the authority conferred by this resolution shall include authority to make market purchases of Shares on the London Stock Exchange Limited, provided that (A) any such purchase shall be subject to any requirements of the laws of the United Kingdom of Great Britain and Northern Ireland as shall apply thereto and (B) the maximum price which may be paid for any Shares so purchased shall be determined in accordance with paragraph (c) of this resolution but deleting from that paragraph the reference to The Irish Stock Exchange Limited Daily Official List and inserting instead reference to the Daily Official List of the London Stock Exchange Limited and deleting from that paragraph sub-paragraph (iii) thereof and the words appearing after sub-paragraph (iii) and forming the rest of the first sentence of paragraph (c) and inserting instead the following:

"(iii) if there shall not be any dealing reported for the day, the average of the prices quoted under the heading "Quotation" in respect of that share for that day, and if there shall not be any Quotation reported for any particular day then that day shall not count as one of the said five business days for the purposes of determining the maximum price."

and deleting from the last line thereof the reference to The Irish Stock Exchange Limited and inserting instead reference to the London Stock Exchange Limited.

The authority hereby conferred shall expire at the close of business on the earlier of the date on which the next annual general meeting of the Company is held in the year 2003 and the date which is fifteen months after the date on which this resolution is passed or deemed to have been passed, unless and to the extent that such authority is previously varied, revoked or renewed in accordance with the provisions of Section 215 of the Companies Act, 1990. The Company or any such subsidiary may enter before such expiry into a contract for the purchase of Shares which would or might be wholly or partly executed after such expiry and may complete any such contract as if the authority conferred hereby had not expired."

8 To consider and, if thought fit, pass the following resolution as a special resolution (Resolution 8):

"That for the purposes of Section 209 of the Companies Act, 1990 the re-issue price range at which any treasury shares (as

defined by the said Section 209) for the time being held by the Company may be re-issued off-market shall be as follows:

(a) the maximum price at which a treasury share may be re-issued off-market shall be an amount equal to 120% of the Appropriate Price; and

(b) the minimum price at which a treasury share may be re-issued off-market shall be an amount equal to 95% of the Appropriate Price;

For the purposes of this resolution the expression "Appropriate Price" shall mean the average of the five amounts resulting from determining whichever of the following ((i), (ii) or (iii) specified below) in relation to shares of the class of which such treasury shares to be re-issued shall be appropriate in respect of each of the five business days immediately preceding the day on which the treasury share is re-issued, as determined from information published in The Irish Stock Exchange Limited Daily Official List reporting the business done on each of these five business days:

(i) if there shall be more than one dealing reported for the day, the average of the prices at which such dealings took place; or

(ii) if there shall be only one dealing reported for the day, the price at which such dealing took place; or

(iii) if there shall not be any dealing reported for the day, the average of the high and low market guide prices for the day;

and if there shall be only a high (but not a low) or a low (but not a high) market guide price reported, or if there shall not be any market guide price reported, for any particular day, then that day shall not count as one of the said five business days for the purposes of determining the Appropriate Price. If the means of providing the foregoing information as to dealings and prices by reference to which the Appropriate Price shall be determined is altered or is replaced by some other means, then the Appropriate Price shall be determined on the basis of the equivalent information published by the relevant authority in relation to dealings on The Irish Stock Exchange Limited or its equivalent.

The authority hereby conferred shall expire at the close of business on the earlier of the date on which the next annual general meeting of the Company is held in the year 2003 and the date which is fifteen months after the date on which this resolution is passed or deemed to have been passed, unless and to the extent that such authority is previously varied or renewed in accordance with the provisions of Section 209 of the Companies Act, 1990."

9 To consider and, if thought fit, pass the following resolution as an ordinary resolution (Resolution 9):

"Approval be and is hereby given to the adoption by the Company of a new long term incentive plan in accordance with the provisions of a document entitled "Glanbia plc 2002 Long Term Incentive Plan" (the "Scheme") which document has been available for inspection prior to the Meeting and that the Directors be and are hereby authorised to take all such actions with reference to the Scheme as may be necessary to ensure the adoption and operation of the Scheme."

10 To consider and, if thought fit, pass the following resolution as an ordinary resolution (Resolution 10):

"Approval be and is hereby given to the adoption by the Company of a new employee savings related share option scheme (the "Sharesave Scheme") and a new Employees Share Trust in accordance with the provisions of a document entitled "Glanbia plc Irish Employee Savings Related Share Option Scheme" and a deed for the Glanbia plc Employee Share Trust which document and deed have been available for inspection prior to the Meeting and that the Directors be and are hereby authorised to take all such action with reference to the Sharesave Scheme and the Employees Share Trust as may be necessary to ensure the adoption and operation of the Sharesave Scheme and the Employees Share Trust."

By order of the Board

Siobhán Talbot
Group Secretary

Registered Office:
Glanbia House
Kilkenny
5 March 2002

Notes

1 A member entitled to attend and vote at the above meeting is entitled to appoint a proxy to attend, speak and vote instead of him. For this purpose an instrument of proxy is enclosed. A proxy need not be a member of the Company.

2 To be effective, the form of proxy and the power of attorney or other authority, if any, under which it is signed (or a notarially certified copy of that power or authority) should be returned by hand or by post to the Registrar of the Company, Computershare Investor Services (Ireland) Limited, P.O. Box 954, Heron House, Corrig Road, Sandyford Industrial Estate, Dublin 18, or by facsimile transmission to the facsimile number printed on the form of proxy to arrive not less than 48 hours before the time appointed for the holding of the meeting or adjourned meeting.

3 In the case of joint holders, the vote of the senior who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the votes of the other registered holder(s) and, for this purpose, seniority will be determined by the order in which the names stand in the register of members.

4 Completing and returning a form of proxy will not preclude a member from attending and voting at the meeting should he so wish.

5 The Company, pursuant to Regulation 14 of the Companies Act, 1990 (Uncertificated Securities) Regulations 1996, specifies that only those shareholders registered in the register of members of the Company as at 2.00pm on 20 May 2002 (or in the case of an adjournment as at 48 hours before the time appointed for the holding of the adjourned meeting) shall be entitled to attend and vote at the meeting in respect of the number of shares registered in their names at the time. Changes in the register after that time will be disregarded in determining the right of any person to attend and/or vote at the meeting.

glanbia

Glanbia plc, Glanbia House, Kilkenny, Ireland
tel +353 56 72200 fax +353 56 72222
www.glanbia.com